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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MORTON INDUSTRIAL GROUP, INC.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

619328 10 7

(CUSIP Number)

Mark W. Mealy
352 Eastover Road
Charlotte, NC 28207
(704) 331-7400 Ext. 7502

with a copy to:

Sean M. Jones
Kennedy Covington Lobdell & Hickman, L.L.P.
214 North Tryon Street
47th Floor
Charlotte, North Carolina 28202
(704) 331-7400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 619328 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Mark W. Mealy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b) ✓

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[  ]

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		985,678
Beneficially

Owned by Each	9.	Sole Dispositive Power
		145,801
Reporting

Person	10.	Shared Dispositive Power
		1,020,678
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,166,479

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[  ]

13.	Percent of Class Represented by Amount in Row (11)

25.6%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 619328 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eastover Group LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)✓

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[  ]

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		985,678
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		1,020,678
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,020,678

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[  ]

13.	Percent of Class Represented by Amount in Row (11)

22.4%

14.	Type of Reporting Person (See Instructions)

OO

     This Amendment No. 1 amends the Schedule 13D, dated August 27, 2003 (the “Schedule 13D”), originally filed with the Securities and Exchange Commission by Mark W. Mealy with respect to the Class A Common Stock, $0.01 par value (the “Common Stock”), of Morton Industrial Group, Inc. (the “Company”). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 13D.

     Since the initial filing of the Schedule 13D, Mr. Mealy has engaged in various transactions involving the Common Stock of the Company, including a contribution on December 16, 2004 of 1,020,678 shares of the Common Stock to Eastover Group LLC, a North Carolina limited liability company (“Eastover”), of which Mr. Mealy is the sole member. This Amendment No. 1 amends the Schedule 13D to add Eastover as a Reporting Person and to reflect the transactions consummated by Mr. Mealy since the initial filing of the Schedule 13D.

Item 2. Identity and Background.

     Items 2(a) through (f) of Schedule 13D are hereby amended and restated in their entirety to read as follows:

     (a) This statement is being jointly filed by Mr. Mealy and Eastover (together, the “Reporting Persons”) pursuant to Rules 13d-1(a), 13d-2(a) and 13d-1(k) under the Securities Exchange Act of 1934. Mr. Mealy is the sole member of Eastover. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1.

     (b) The address of the principal business and principal office of each of the Reporting Persons is 352 Eastover Road, Charlotte, NC 28207.

     (c) Mr. Mealy’s principal occupation is serving as the sole and managing member of Eastover Group LLC. Mr. Mealy also currently serves as a member of the Company’s Board of Directors. The principal business of Eastover is that of a limited liability company engaged in making private equity and related investments.

     (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Mealy is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

     On August 27, 2003, Mr. Mealy acquired 921,678 shares of Common Stock and 100,000 shares of the Company’s Class B Common Stock (the “Class B Common Stock”) from entities controlled by or affiliated with Three Cities Holdings Limited. In accordance with the Company’s Articles of Incorporation, immediately upon Mr. Mealy’s acquisition of the 100,000 shares of Class B Common Stock, such shares automatically converted to 100,000 shares of Common Stock.

     Prior to August 27, 2003, Mr. Mealy acquired 103,573 shares of Common Stock from persons other than Three Cities Holdings Limited, 95,000 executive stock options (including vested and unvested options) pursuant to an employee and director stock option plan and 3,895 shares of Common Stock (the “Director Compensation Shares”) pursuant to a director compensation plan. The Director Compensation shares are issuable to Mr. Mealy upon his retirement from the Company’s Board of Directors or upon his termination of service as a director.

     In March 2004, Mr. Mealy made gifts of 36,000 shares of Common Stock to certain family members. Such gifts were not made to Mr. Mealy’s spouse or minor children or to family members who share his residence, and Mr. Mealy disclaims any beneficial ownership of such shares. In December 2004, Mr. Mealy purchased 35,000 shares of Common Stock in open market transactions and acquired an additional 38,333 shares of Common Stock upon exercise of executive stock options. Mr. Mealy currently owns 56,667 executive stock options, of which none are currently exercisable or will become exercisable within the next 60 days.

     On December 16, 2004, Mr. Mealy contributed 1,020,678 shares of Common Stock to Eastover. Mr. Mealy is now the sole indirect beneficial owner of such shares by virtue of his position as the sole member of Eastover. Eastover is the direct beneficial owner of such shares.

     Mr. Mealy acquired all shares of Common Stock that he currently owns, other than the options described above, using personal funds. Mr. Mealy received the executive stock options and the Director Compensation Shares described above from the Company in connection with his service as a member of the Company’s Board of Directors. Eastover acquired all of the shares of Common Stock that it currently owns by contribution from Mr. Mealy.

Item 4. Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

     The Reporting Persons have acquired securities of the Company for investment purposes and may acquire additional shares for this purpose or dispose of such shares depending upon market conditions or other factors and conditions.

     Except as otherwise described herein, the Reporting Persons have not formulated any plans or proposals that relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company’s business or corporate structure;

     (g) changes in the Company’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.

     The Reporting Persons intend to conduct ongoing evaluations of their investments and may, based on any such evaluation, determine at a future date to change their current position with respect to any of the actions enumerated above.

Item 5. Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) As of the date hereof, Mr. Mealy is the beneficial owner of 1,166,479 shares of Common Stock, representing approximately 25.6% of the total outstanding shares of Common Stock. Such amount includes 3,895 Director Compensation Shares issuable to Mr. Mealy upon the termination of his service from the Board. As of the date hereof, Eastover is the direct beneficial owner of 1,020,678 shares of Common Stock, representing approximately 22.4% of the total outstanding shares of Common Stock.

     The foregoing calculations of percentage ownership are based on 4,560,547 shares of Common Stock outstanding, which number is based on the number of shares of Common Stock reported outstanding by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 25, 2004.

     (b) Mr. Mealy has sole power to dispose or to direct the disposition of 145,801 shares of Common Stock. Mr. Mealy and Eastover share power to dispose or to direct the disposition of 1,020,678 shares of Common Stock.

     Mr. Mealy and Eastover hold no voting power with respect to 180,801 shares of Common Stock. The sole voting power with respect to such shares is held by William D. Morton pursuant to the terms of the Voting Agreement described in Item 6 below. Such number includes shares subject to options discussed above and the Director Compensation Shares.

     Mr. Mealy and Eastover have shared voting power with respect to 985,678 shares of Common Stock by virtue of Mr. Mealy’s position as the sole member of Eastover. Mr. Mealy and Eastover also share voting power with respect to such shares with Mr. Morton pursuant to the Shareholders Agreement described in Item 6 below.

     Mr. Morton has previously filed and from time to time amended a Schedule 13D reflecting his ownership in the Company. Based on such filings, Mr. Mealy can provide the information set forth below regarding Mr. Morton. All such information is to the best of Mr. Mealy’s knowledge.

     William D. Morton is the Chairman and Chief Executive Officer of the Company. Mr. Morton’s business address is 1021 West Birchwood, Morton, Illinois 61550. During the past five years, Mr. Morton has not been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors), nor has Mr. Morton been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mr. Morton is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law. Mr. Morton is a citizen of the United States.

     (c) On December 6, 2004, Mr. Mealy purchased 6,000 shares of Common Stock for $5.52 per share in an open market transaction. On December 8, 2004, Mr. Mealy purchased 29,000 shares of Common Stock for $6.15 per share in an open market transaction. On December 7, 2004, Mr. Mealy acquired 13,333 shares of Common Stock for $0.325 per share upon the exercise of executive stock options. On December 7, 2004, Mr. Mealy also acquired 25,000 shares of Common Stock for $0.15 per share upon the exercise of executive stock options. On December 16, 2004, Mr. Mealy contributed 1,020,678 shares of Common Stock to Eastover. Mr. Mealy retains an indirect beneficial ownership interest in such contributed shares by virtue of his position as the sole member of Eastover. Eastover is the direct beneficial owner and record holder of such shares. Other than as described in this Item 5(c), the Reporting Persons have not effected any transactions in the Company’s Common Stock during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of Schedule 13D is hereby amended by adding the following paragraph at the end of the discussion:

     On December 16, 2004, Mr. Mealy contributed 1,020,678 shares of Common Stock to Eastover, of which 985,678 were subject to the Shareholders Agreement (as described in the Schedule 13D). Pursuant to Section 5.5 of the Shareholders Agreement, Eastover assumed all of Mr. Mealy’s obligations under the Shareholders Agreement and agreed to be bound by all of the terms and conditions of the Shareholders Agreement to which Mr. Mealy was bound.

Item 7. Material to be Filed as Exhibits.

Exhibit	Name
99.1	Joint Filing Agreement, dated as of December 17, 2004, between the Reporting Persons.

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 17, 2004

EASTOVER GROUP LLC

By:	/s/ Mark W. Mealy

Mark W. Mealy
Member

/s/ Mark W. Mealy

Mark W. Mealy